SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                                Telkom SA Limited
                                (Name of Issuer)


                   Ordinary Shares, Par Value R10.00 Per Share
                         (Title of Class of Securities)


None (the CUSIP number for the American Depositary Shares representing the Ordinary Shares is 879603108)
                                 (CUSIP Number)


                                  March 4, 2003
               (Date of Event Which Requires Filing of Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_| Rule 13d-1(b)
                  |_| Rule 13d-1(c)
                  |X| Rule 13d-1(d)




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1.      NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
        Government of the Republic of South Africa, Department of Communications
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)   |_|
                                                                       (b)   |_|
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3.      SEC USE ONLY
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4.      CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of South Africa
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                           5.   SOLE VOTING POWER
                                219,011,851

       NUMBER OF
         SHARES            6.   SHARED VOTING POWER -0-
      BENEFICIALLY
        OWNED BY
          EACH             7.    SOLE DISPOSITIVE POWER 219,011,851
       REPORTING
         PERSON
          WITH             8.   SHARED DISPOSITIVE POWER -0-

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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        219,011,851

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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|
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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        39.3%
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12.      TYPE OF REPORTING PERSON*
         OO
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Item 1(a).        Name of Issuer:

     Telkom SA Limited ("Telkom")

Item 1(b).        Address of Issuer's Principal Executive Offices:

     Telkom Towers North
     152 Proes Street
     Pretoria 0002
     The Republic of South Africa

Item 2(a).        Name of Person Filing:

     Government of the Republic of South Africa, Department of Communications

Item 2(b).        Address of Principal Business Office, or if None, Residence:

   Department of Communications
   Ministry of Communications
   Nkululeko House
   iPariol: Office Park
   399 Duncan Street
   Hatfield
   Pretoria 0001
   Republic of South Africa

Item 2(c).        Citizenship:

   The Republic of South Africa

Item 2(d).        Title of Class of Securities:

     Ordinary Shares, par value R10.00 per share (the "Ordinary Shares")

Item 2(e).        CUSIP Number:

     None (however, the CUSIP number for the American Depositary Shares representing the Ordinary Shares is 879603108).


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Item 3.           If this Statement is Filed Pursuant to Rule 13d-1(b), or
                  13d-2(b) or (c), Check Whether the Person Filing is a:

     Not applicable.

Item 4.           Ownership.


     (a) Amount beneficially owned:

     The Government of the Republic of South Africa owns 219,011,851 Ordinary Shares and one class A ordinary Share. The class A ordinary share is convertible into Ordinary Shares upon the earlier of: (1) eight years from the date of listing of the Ordinary Shares on the New York Stock Exchange, or (2) when Thintana Communications, LLC ("Thintana") owns less than five percent of the Ordinary Shares.

     (b) Percent of class:

     39.3%

     (c) Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote: 219,011,851

          (ii) Shared power to vote or to direct the vote: - 0 -

          (iii)Sole  power to dispose or to direct the  disposition of:
               219,011,851

          (iv) Shared power to dispose or to direct the disposition of:- 0 -

   The Government of the Republic of South Africa and Thintana have entered into a Shareholders' Agreement (the "Agreement") concerning the voting and disposition of the Ordinary Shares, which Agreement has been filed as Exhibit
   10.10 to the Issuer's Registration Statement on Form F-1, filed with the Securities and Exchange Commission on January 30, 2003. The Government and Thintana have agreed to meet prior to any general meeting of ordinary shareholders to attempt to reach a consensus to every item that is on the agenda for the relevant meeting. If a consensus is not reached, each of the Government and Thintana is free to vote its Ordinary Shares as it deems fit, unless the relevant matter is a shareholder-reserved matter. If a consensus is not reached on a shareholder-reserved matter and Thintana wishes to vote against that matter at a general meeting, the Agreement allows Thintana, for so long as it is a significant shareholder, to require the Government to vote against the relevant matter. The Agreement also allows the Government, for so long as it is a significant shareholder, to require Thintana to vote against the shareholder-reserved matter if the Government wishes to vote against it, but only if the Government agrees in writing to be bound to the non-competition provisions of the Agreement and at the same time divest itself of all ownership interests in Telkom's competitors that would violate such non-competition provisions. If the Government does not agree or is otherwise unable to bind itself to the non-competition provisions of the Agreement, or does not divest competing ownership interests, the Government must abstain from voting its Ordinary Shares on shareholder-reserved matters at the relevant general meeting, may not be present at such meeting for the consideration of such matters and Thintana may vote only that number of its Ordinary Shares that represents the percentage that the total number of Ordinary Shares held by shareholders other than the Government and Thintana bears to the total number of Ordinary Shares held by shareholders other than Thintana.

   In addition, pursuant to the Agreement, both The Government and Thintana have a right of first offer to any transfer of shares to a third party, other than pursuant to a listed public offering or transfers of exempted brokers' transaction or block trades under U.S. and South African securities laws.

Item 5.          Ownership of Five Percent or Less of a Class.

     Not applicable.


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Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.         Identification and Classification of Members of the Group.

     Not applicable.

Item 9.         Notice of Dissolution of Group.

     Not applicable.

Item 10.        Certification.

     Not applicable.


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                                        2


                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Government of the Republic of South Africa
                                   Department of Communications

June 6, 2003                       /s/ Devan Daidoo
                                   --------------------------------------------
                                   Title:General Manager,
                                         Department of Communications
                                   Name: Devan Naidoo